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centrica

taking care of the essentials

02 JUN -5 AM 11:01

FAX MESSAGE

02034668

To:	Office of International Corporation Finance, SEC	**Date:**	5 June,
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	2

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SUPPL

Please find following a Stock Exchange Announcement recently released.

Regards

Barbara Child

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

dw 6/12

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

5 June 2002

Centrica acquires tyre business for the AA

Centrica plc, which owns the Automobile Association, announced today that it has acquired the business operations and some fixed assets of Tyreserve, for a total consideration of £400,000 in cash.

Tyreserve provides replacement tyres and processes transactions for car and truck fleet operators via access to a national network of 2,980 outlets. This consists of 630 independent fast-fit centres, 1,850 franchised dealers and 500 mobile units.

Roger Wood, AA Managing Director, said: "Tyreserve gives the AA a key foothold in the tyre market. In conjunction with our new Service Centres, we can more effectively service the fleet industry and offer motorists a better choice of tyres."

Enquiries:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	01753 494085
AA Press Office:	01256 492927